

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2020

Keith C. Valentine
President and Chief Executive Officer
SeaSpine Holdings Corporation
5770 Armada Drive
Carlsbad, CA 92008

      Re: SeaSpine Holdings Corporation
            Registration Statement on Form S-3
            Filed February 28, 2020
            File No. 333-236802

Dear Mr. Valentine:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tim Buchmiller at (202) 551-3635 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: Michael Kagnoff, Esq.